UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39601

MINISO Group Holding Limited

25F, Heye Plaza, No. 486, Kangwang Middle Road

Liwan District, Guangzhou 510140, Guangdong Province

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

MINISO Group Holding Limited (the “Company”) hereby furnishes this Amendment No. 1 on Form 6-K/A (this “Form 6-K/A”) solely to correct an inadvertent clerical error in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on August 19, 2021 (the “Original Form 6-K”). The header titled “As at June 30, 2020 (Unaudited)” on page 11 of Exhibit 99.1 to the Original Form 6-K is hereby corrected to “As at June 30, 2021 (Unaudited)” on page 11 of Exhibit 99.1 to this Form 6-K/A.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update, or restate the information in any other item of the Original Form 6-K, or reflect any events that have occurred after the Original Form 6-K was filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINISO Group Holding Limited

By	:	/s/ Saiyin Zhang
Name	:	Saiyin Zhang
Title	:	Director and Chief Financial Officer

Date: November 19, 2021

[Signature Page to Form 6-K/A]

Exhibit Index

Exhibit 99.1—Press Release